U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                             MCDONALD'S CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

                              CtW INVESTMENT GROUP

May 5, 2014

Please VOTE AGAINST approval of management say on pay at MCDONALD'S, Inc.'s (NYSE: MCD) Annual Meeting on MAY 22, 2014.

Dear McDonald's Shareholder:

As you are no doubt aware, McDonald's financial and operational performance has been disappointing for several years: its share price has trailed the S&P500 over each of the past 5, 3, and 1 year periods, by 45%, 20%, and 20% respectively. Revenue, gross profits, and operating income have been essentially stagnant since the end of 2010, while its "same store growth rate" had declined for three years in a row, reaching only 0.3% for fiscal year 2013. At the same time, doubts about the company's business model have mounted: McDonald's restaurants have been the site of growing strikes and protests by food service employees, its long-standing disavowal of responsibility for workplace standards at its franchised restaurants faces a serious legal challenge, and the company itself acknowledges that growing public concern over income inequality poses a risk to its business.

Unfortunately, the Compensation Committee for McDonald's' board of directors appears not to have considered how to modify its executive pay practices to address these long-term challenges. Instead, it has taken a variety of ad-hoc steps to increase CEO Donald Thompson's already considerable remuneration, including:

  - Raising the CEO's salary and target bonus, such that this year's bonus equals last year's bonus despite the company missing the relevant target by much wider margin.
  - Altering the Cash Performance Unit Plan ("CPUP") in ways that undermine its effectiveness in establishing strong long-term performance goals.
  - Substantially increasing the equity awarded to Mr. Thompson over last year, even as last year's award was explained in light of Mr. Thompson's being promoted to CEO.

These changes reflect a failure to establish executive pay practices that creatively incentivize problem solving, particularly in the area of human capital management, and instead provide elevated pay even when performance declines.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in McDonald's.

SALARY AND BONUS CHANGES UNDERMINE PAY FOR PERFORMANCE

McDonald's provides short-term incentives to its executives through the Target Incentive Plan ("TIP") which sets an annual target for the bonus as a percentage of salary, as well as a target for operating income growth, the primary performance metric. In 2013, McDonald's as a whole achieved only 46.9% of targeted growth, down from 62.5% of target in FY 2012. Nevertheless, CEO Thompson received the same $1.4 million annual bonus as he had received in 2012, because the compensation committee both increased his annual salary by 13.6% (over and above the increase he received in 2012 when he was promoted to CEO), and increased the percentage of salary that his bonus could represent, to 160%, higher than the targeted percentage at any point in the past five years for former CEO Skinner. Additionally, CEO Thompson's bonus payment was increased slightly as a result of "modifiers" that the Committee explains reflect comparable guest counts growth, customer satisfaction, control of administrative expenses, and improvements in the "people modifier" (which we believe is supposed to reflect human capital management). While the modifier applied to Mr. Thompson's and other executives' bonuses this year was small (0.5%) it was still positive, despite the mounting problems and lagging performance noted above. All in all, the result is that Mr. Thompson has received the same bonus as last year even as the company's performance has deteriorated noticeably, the opposite of how a short-term incentive plan should operate.

NEW, LOW TARGET UNDEWRMINES EFFECTIVENESS OF LONG-TERM CASH INCENTIVES

The Compensation Committee's willingness to take numerous steps in order to ensure that Mr. Thompson did not suffer a decline in his bonus give us little confidence that the major change the Committee has made to its executive pay practices - the decision to move from consecutive to overlapping performance periods for the long-term cash incentive program or CPUP - will properly incentivize genuinely long-term performance. We note that the previous CPUP plan, which paid out in FY 2012, lowered the targeted level of operating income growth from 7.7% for the 2007-2009 period to 6.5% for the 2010-2012 period, even though the company comfortably exceeded the 7.7% target during the 2007-2009 period. The Committee has kept this same long-term target in place even though the company again exceeded it from 2010-2012. Moreover, the Committee has replaced the other performance measure on which the CPUP is based, Return on Total Assets ("ROTA"), with Return on Incremental Invested Capital ("ROIIC"), with a three-year target of 18%. According to McDonald's' most recent 10-K for the past year, its three-year ROIIC was 20.2%.


           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

As the figure below illustrates, McDonald's has exceeded this target every year since it began reporting a three year ROIIC in its 2005 10-K:


          MCDONALD'S ROIIC VS. CPUP THRESHOLD, TARGET AND MAXIMUM

           FY05   FY06   FY07   FY08   FY09   FY10   FY11   FY12   FY13

ROIIC      36.6%  41.3%  39.4%  37.5%  42.9%  38.3%  37.8%  28.6%  20.2%

MAXIMUM    24%    24%    24%    24%    24%    24%    24%    24%    24%

TARGET     18%    18%    18%    18%    18%    18%    18%    18%    18%

THRESHOLD  12%    12%    12%    12%    12%    12%    12%    12%    12%


The Committee appears to be already lowering the required level of performance to allow further generous payouts to executives, even as performance deteriorates.

EXCESSIVE EQUITY AWARDS WITHOUT EXPLANATTION

Finally, the Compensation Committee granted restricted stock units and stock options to Mr. Thompson with a grant date present value of approximately $4.4 million, excluding just under 24,000 restricted stock units granted to Mr. Thompson to compensate for the impact of the previously mentioned switch from consecutive to concurrent CPUP performance periods. This grant is well in excess of the $3.2 million in stock options Mr. Thompson received in July 2012 upon his promotion to CEO, exceeds the grant-date value of the equity received by former CEO Skinner in 2010 and 2011, and nearly matches the equity grant provided to Mr. Skinner in 2012, the year he departed the company. The Committee provides no explanation for why the total value of equity granted to Mr. Thompson this year should be above the amount that the Committee approved last year when he became CEO, or the amounts it approved for former CEO Skinne during two of his final three years.

In light of McDonald's disappointing performance and mounting challenges, we would have hoped that the Compensation Committee would have taken this opportunity to rethink its approach to executive compensation, and develop a plan to incentivize creative solutions to McDonald's slowing growth and festering human capital management issues. Rather than grasping the nettle in formulating such a plan, the board has tinkered around the edges of its existing program, making ad-hoc adjustments to ensure that CEO Thompson receives steadily growing pay unrelated to performance. This shows a lack of imagination and ambition on the part of the board and risks long-term mediocrity for the company.

We urge you to join us in voting AGAINST the Advisory Vote to Approve Executive Compensation at this year's meeting.

Sincerely,

/S/

Dieter Waizenegger
Executive Director, CtW Investment Group

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